EXHIBIT (a)(ii)
ARTICLES OF AMENDMENT DATED 10/09/1991

                      ARTICLES OF AMENDMENT TO ARTICLES OF
                    INCORPORATION OF USLIFE INCOME FUND, INC.

USLIFE Income Fund, Inc., a Maryland corporation having its principal office at 125 Maiden Lane. New York, New York 10038 (hereinafter the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Articles of Incorporation of the Corporation are hereby amended by deleting the second paragraph of Article EIGHTH therefrom and replacing it with the following provisions:

     "To the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the corporation shall have any liability to the corporation or its shareholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

     The corporation shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may by by-law, resolution or agreement make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law.

     No provision of this Article shall be effective to protect or purport to protect any director or officer of the corporation against any liability to the corporation or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

     References to Maryland General Corporation Law in this Article are to the law as from time to time amended. No further amendment to the Articles of Incorporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to such amendment."

SECOND: The Amendment of the Articles of Incorporation as hereinabove set forth was unanimously approved by the Board of Directors of the Corporation at its regularly scheduled and duly convened meeting on August 14, 1991 and ratified and approved by a majority of all outstanding shares of the Corporation entitled to vote at the

Corporation's Annual Meeting duly convened and held on October 9, 1991.

IN WITNESS WHEREOF, USLIFE INCOME FUND, INC., has caused these presents to be signed and sealed in its name and on its behalf by its President and attested to by its Secretary on October 9, 1991, and signed under the penalties of perjury.

USLIFE INCOME FUND, INC.


By: /s/ Richard J. Chouinard

    President


ATTEST:


By: /s/ Richard G. Hohn

    Secretary